UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 4, 2019	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of the Company (i) dated 29 August 2019 in relation to the completion of the non-public issuance of H shares of the Company; and (ii) dated 3 September 2019 in relation to the completion of the non-public issuance of A shares of the Company.

The “resolution in relation to the grant of authorization to the board of directors and its authorized persons to amend relevant provisions of the articles of association upon the completion of the non- public issuance of A shares and non-public issuance of H shares” was considered and approved at the Company’s 2018 third extraordinary general meeting, 2018 first A shareholders class meeting and 2018 first H shareholders class meeting held on 30 August 2018, to authorize the board of directors of the Company to amend the relevant provisions of the articles of association of the Company (the “Articles of Association”) in relation to the non-public issuance of A shares (the “A Shares Issuance”), and non-public issuance of H shares (the “H Shares Issuance”, together with the A Shares Issuance, the “Issuance of Shares”) according to the actual situation of the issuance upon the completion of the Issuance of Shares, so as to reflect the changes in the registered capital of the Company upon the completion of the Issuance of Shares. The relevant amendments shall take immediate effect upon the completion of the Issuance of Shares.

The Company completed the issuance of 517,677,777 H shares of the Company to the subscribers of the H Shares Issuance on 29 August 2019 and completed the issuance of 1,394,245,744 A shares of the Company to the subscribers of the A Shares Issuance on 30 August 2019. Upon the closing of the Issuance of Shares, the “resolution for the amendment of certain provisions of the Articles of Association” was considered and approved at the 25th ordinary meeting of the eighth session of the board of directors of the Company. The amendments to the Articles of Association are as follows:

No.	Existing Articles	Revised Articles

1	Article 21 As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 14,467,585,682 shares.	Article 21 As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 16,379,509,203 shares.

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No.	Existing Articles	Revised Articles

2	Article 22 The Company has issued a total of 14,467,585,682 ordinary shares, comprising a total of 9,808,485,682 A shares, representing 67.80% of the total share capital of the Company, a total of 4,659,100,000 H shares, representing 32.20% of the total share capital of the Company.	Article 22 The Company has issued a total of 16,379,509,203 ordinary shares, comprising a total of 11,202,731,426 A shares, representing 68.39% of the total share capital of the Company, a total of 5,176,777,777 H shares, representing 31.61% of the total share capital of the Company.

3	Article 25 The registered capital of the Company is RMB14,467,585,682.	Article 25 The registered capital of the Company is RMB16,379,509,203.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
3 September 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non- executive Director) and Yuan Jun (Employee representative Director).

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